EXHIBIT 99.1

Yamana Gold Provides Notice of Second Quarter 2022 Results

TORONTO, June 29, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) will release its second quarter 2022 operational and financial results after the market closes on Thursday, July 28, 2022, Eastern Daylight Time (“EDT”). The Company will then host a conference call and webcast to review the results on Friday, July 29, 2022 at 9:00 a.m. EDT.

The Company also plans to provide a pre-release of production for the second quarter with a further update on certain optimizations and project advancements on or around Thursday, July 7, 2022.

Second Quarter 2022 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	1817985#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6565448#

The conference call replay will be available from 12:00 p.m. EDT on July 29, 2022, until 11:59 p.m. EDT on August 29, 2022.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888